# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kardigan, Inc., CIK 0002123613
CUSIP: 485925101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001413822

## Reporting persons
- GIANAKAKOS ANASTASIOS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,470,294; shared voting power 0; sole dispositive power 10,470,294; shared dispositive power 0; aggregate amount beneficially owned 10,470,294 (11.1% of the class)

## Item 1. Issuer
Name of issuer: Kardigan, Inc.
Address of issuer's principal executive offices: 506 Carnegie Center Drive, Suite 201, Princeton, NJ 08540

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Tassos Gianakakos (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 506 Carnegie Center Drive, Suite 201, Princeton, NJ 08540.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Common Stock, par value $0.00001 per share ("Common Stock") of the Issuer as of June 30, 2026, based upon 93,503,699 shares of Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2026.

The Reporting Person is deemed to be the beneficial owner of 10,470,294 shares of Common Stock, consisting of (i) 49,821 shares of Common Stock held of record by the Reporting Person, (ii) 5,665,090 shares of Common Stock held of record by the AEG 2021 Trust, (iii) 2,422,520 shares of Common Stock held of record by the KCM 2023 Trust, (iv) 4,778 shares of Common Stock held of record by the Katina Mandas 2024 Qualified Annuity Trust dated April 29, 2024, (v) 1,165,732 shares of Common Stock held of record by the MJA Legacy Trust dated May 6, 2020, (vi) 498,692 shares of Common Stock held of record by the Reporting Person's spouse and (vii) 663,661 shares of Common Stock subject to stock options exercisable within 60 days of June 30, 2026 by the Reporting Person.
Percent of class: 11.1%
Sole power to vote or to direct the vote: 10,470,294
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,470,294
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GIANAKAKOS ANASTASIOS: /s/ Tassos Gianakakos, Tassos Gianakakos (08/13/2026)